UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FERRARI MERGER SUB, INC.

(Offeror)

FERRARI GROUP HOLDINGS, L.P.

(Parent of Offeror)

FERRARI INTERMEDIATE, INC.

FERRARI PARENT, INC.

FERRARI GROUP HOLDINGS GP, LLC

ADVENT INTERNATIONAL CORPORATION

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(Cusip Number of Class of Securities)

James Westra

Ferrari Merger Sub, Inc.

c/o Advent International Corporation

800 Boylston Street

Boston, Massachusetts, 02199

(617) 951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Amanda McGrady Morrison

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,620,826,552	$210,384

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 49,553,291 shares of common stock, par value $0.001 per share, of Forescout Technologies, Inc. (“Forescout”) (including shares of common stock subject to vested stock-based awards) multiplied by the offer price of $29.00 per share; (ii) 2,346,485 shares of common stock subject to outstanding stock options with an exercise price that is less than the offer price, multiplied by $17.08, which is the offer price of $29.00 minus the weighted average exercise price per share of such stock options of $11.92 per share; and (iii) 4,955,281 shares of common stock subject to outstanding unvested stock-based awards multiplied by the offer price of $29.00. The calculation of the filing fee is based on information provided by Forescout as of July 13, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Ferrari Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Forescout Technologies, Inc., a Delaware corporation (“Forescout”), at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 20, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Forescout Technologies, Inc.

190 West Tasman Drive,

San Jose, California 95134

(408) 213-3191

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent, Purchaser and Certain Related Parties

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

SCHEDULE I — Information Relating to Parent, Purchaser and Certain Related Parties

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 11 (“The Amended Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Forescout”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Forescout”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 11 (“The Amended Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Forescout”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 11 (“The Amended Merger Agreement”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 11 (“The Amended Merger Agreement”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Forescout”)

SCHEDULE I — Information Relating to Parent, Purchaser and Certain Related Parties

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Forescout”)

THE TENDER OFFER — Section 11 (“The Amended Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Forescout”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals; Litigation”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 20, 2020.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 20, 2020.

(a)(1)(G)	Joint Press Release issued by Forescout and Advent International Corporation on July 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the U.S. Securities and Exchange Commission on July 15, 2020).

(a)(1)(H)	Joint Press Release issued by Forescout and Advent International Corporation on July 20, 2020.

(b)(1)	Debt Commitment Letter, dated as of July 15, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III and Owl Rock Technology Finance Corp. to Purchaser.

(d)(1)	Amended & Restated Agreement and Plan of Merger, dated as of July 15, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on July 16, 2020).

(d)(2)	Mutual Non-Disclosure and Confidentiality Agreement, dated as of November 14, 2019, by and between Forescout and Advent International Corporation.

(d)(3)	Amended and Restated Equity Commitment Letter, dated as of July 15, 2020, from certain affiliates of Advent International Corporation to Parent.

(d)(4)	Amended and Restated Limited Guarantee, dated as of July 15, 2020, by certain affiliates of Advent International Corporation in favor of Forescout.

(d)(5)	Agreement and Plan of Merger, dated as of February 6, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on February 7, 2020).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2020

FERRARI MERGER SUB, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS, L.P.

By:	Ferrari Group Holdings GP, LLC, its general partner

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI INTERMEDIATE, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI PARENT, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS GP, LLC

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

ADVENT INTERNATIONAL CORPORATION

By:	/s/ James Westra
Name:	James Westra
Title:	Chief Legal Officer, General Counsel, and Managing Partner